Exhibit 99.1
ERMENEGILDO ZEGNA N.V. ANNOUNCES REDEMPTION OF ALL OUTSTANDING WARRANTS

January 26, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group”, the “Company” or “we”) today announced that it will redeem all of its warrants (the “Warrants”) to purchase ordinary shares of the Company (the “Ordinary Shares”) that remain outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”) for a redemption price of $0.10 per Warrant.

The Warrants include (i) the outstanding public warrants (the “Public Warrants”) issued under the Warrant Agreement, dated as of November 23, 2020, between Investindustrial Acquisition Corp. (“IIAC”) and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment, dated as of December 17, 2021, by and between IIAC and Continental Stock Transfer & Trust Company, and by the Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among IIAC, the Company, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc. (together, the “Warrant Agreement”), which were originally issued as part of the units sold in IIAC’s initial public offering and converted into warrants to purchase Ordinary Shares in connection with the business combination between the Company and IIAC (the “Business Combination”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”) and (ii) the outstanding warrants issued by the Company in a private placement transaction in connection with the Business Combination under the Warrant Agreement, dated as of December 17, 2021, by and between the Company, Computershare Trust Company, N.A., and Computershare Inc. (the “New Warrant Agreement”), on the same terms as the outstanding Public Warrants. Computershare Trust Company, N.A. and Computershare Inc. act as warrant agent (the “Warrant Agent”) with respect to the Warrants. The Public Warrants are listed on the New York Stock Exchange.

The Warrant Agreement and the New Warrant Agreement provide that the Company is entitled to redeem all of the outstanding Public Warrants at the redemption price of $0.10 per Public Warrant where: (i) the last reported sales price of the Ordinary Shares for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given (the “Reference Value”) equals or exceeds $10.00 per share, and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. The Reference Value currently equals or exceeds $10.00 per share and is less than $18.00 per share, such that the Company is entitled to call the Warrants for redemption. At the direction of the Company, the Warrant Agent has delivered today a notice of redemption (the “Notice of Redemption”) to each of the registered holders of the outstanding Warrants.

At any time after the Notice of Redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Ordinary Share, or (2) surrendered by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the “redemption fair market value” (being the volume-weighted average price of the Ordinary Shares for the ten trading days immediately following the date of the Notice of Redemption) (the “Redemption Fair Market Value”). The Company will provide holders notice of the Redemption Fair Market Value no later than February 10, 2023). In no event will the number of Ordinary Shares issued in connection with a surrender of Warrants on a Make-Whole Exercise as described above exceed 0.361 Ordinary Shares per Warrant.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

The Ordinary Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-262242). The SEC maintains an Internet website that contains a copy of the prospectus included in the registration statement at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://ir.zegnagroup.com.

We understand from the NYSE that February 22, 2023, the third trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson, at +1 866 628 6079.

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: 866-628-6079

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear, and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through 500 stores in about 80 countries around the world, of which 302 are directly operated by the Group as of December 31, 2022 (239 Zegna stores and 63 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts

Investor Relations/Group Communications
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Marco Rubino
Community
+39 335 6509552
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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.